February 12, 2014

Mr. John Dana Brown
Attorney Advisor
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3589

Re:          OverNear, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 7, 2014
File No. 333-188565

Dear Mr. Brown:

OverNear, Inc., formerly known as Awesome Living, Inc. (the “Company”), has the following response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 12, 2014, relating to the above referenced Amendment No. 4 to Form S-1 Registration Statement.   References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

Exhibit 5.1

1. We note your response to our prior comment 4.  Please delete or revise the first assumption (iv) on page 2 so that it is clear that counsel is not assuming that the registrant has sufficient authorized shares for the transactions contemplated by the registration statement.  Please refer to part II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE:

The Company’s legal counsel has removed the first assumption (iv) from the Exhibit 5.1 legal opinion and the Company has filed Amendment No. 5 to the Registration Statement to file such legal opinion as revised.

Sincerely,
OVERNEAR, INC.
/s/ Fred E. Tannous
Fred E. Tannous Chief Executive Officer